SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMEDIATE RELEASE

COPEL ANNOUNCES FIRST HALF 2006 RESULTS

Curitiba, Brazil, August 14, 2006- Companhia Paranaense de Energia- COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), a company that generates, transmits, and distributes power in the State of Paraná, announces today its operating results for the first half of 2006. All figures included in this report are in thousands of Reais and were prepared in accordance with Brazilian GAAP (corporate law).

HIGHLIGHTS
  COPEL’s consolidated financial statements present, in addition to the figures of the wholly-owned subsidiaries (COPEL Geração, COPEL Transmissão, COPEL Distribuição, COPEL Telecomunicações and COPEL Participações), the figures of Compagas, Elejor and UEG Araucária.

  On April 13, through Order 769/2006, Aneel approved the constitution of guarantees by COPEL in order to guarantee the agreement concerning gas purchases for the Araucária Thermoeletric Plant (UEG Araucária). As a result, the Company reversed the payable overage. The final effect of this reversal totaled R$ 424 million.

  Net Operating Revenues: R$2,605 million - 11% up on the same period in 2005.

  Operating Income: R$1,212 million, versus R$ 322 million in the 1H05.

  Net Income: R$740 million (R$2.71 per thousand shares), versus R$197 million in the first six months of 2005.

  EBITDA (earnings before interest, taxes, depreciation and amortization): R$ 1,037 million, 112% more than the R$ 488 million recorded in the 1H05. Excluding the agreement concerning the supply of gas to the Araucaria Thermal Power Plant effects, EBITDA for the first half of 2006 would be R$738 million.

  Return on Equity: 27% p.a. Excluding the reversal effects the return on Equity would be 11%.

  Copel adjusted its retail tariffs by 5.12% on average, as of June 24.

  Billed power consumption dipped 0.6% year-on-year: Copel Distribuição’s grid market (TUSD), comprising the captive market and all free customers within the Company’s concession area, grew by 3%.

  On May 31, Copel assumed ownership of UEG Araucária, ending the judicial dispute with El Paso.

Investor Relations – Copel
ri@copel.com
www.copel.com/ir

Companhia Paranaense de Energia – COPEL
1st Half 2006 Results

MAIN EVENTS

- Results: COPEL closed the first half with a net income of R$ 740.4 million (R$ 2.71 per thousand shares). Second-quarter net income totaled R$ 569.7 million.

- Reversal of provisions for the gas purchase agreement: As a result of the agreement entered into by COPEL, Compagas and Petrobras for gas supply to Araucaria and the approval by Aneel, through Order 769/2006 of April 13th, 2006, of the guarantees put up by COPEL, the Company reversed provisions, that had been constituted for this purpose, as follows:

R$ million
HISTORY	AMOUNTS
Operating Expenses – Raw-materials	328.5
Operating Expenses - PASEP/COFINS	(30.4)
OPERATING RESULT	298.1
Financial Revenues – Discount Granted	283.2
Financial Expenses – Fine Reversal	72.7
FINANCIAL RESULT	355.9
Income Tax and Social Contribution	(230.2)
EFFECT IN THE RESULT	423.8

- Tariff adjustment: On June 24, COPEL adjusted its retail tariffs by 5.12% on average, 4.91% of which referring to the annual tariff (IRT) and 0.21%416,4 to the tariff’s external financial components.

- COPEL Rating: Copel's rating, measured by Fitch Ratings, went up on June 29, 2006 from A+ to AA-, due to the good results presented by the Company in the last months.

- Electric power market: Copel’s first-half billed power consumption dipped by 0.6% year-on-year. Consumption by the residential, commercial and rural segments increased by 2.6%, 4.1% and 2.4%, respectively, while that of the industrial segment fell by 6.0% due to the slowdown in agribusiness caused by drought and the consequent harvest failure, plus the appreciation of the Real against the US Dollar, which jeopardized exports.

Copel Distribuição’s grid market (TUSD) grew by 3.0% over the 1H06.

- UEG Araucária: On May 31, 2006, Copel assumed ownership of UEG Araucária, ending the judicial and arbitration disputes with El Paso over the agreements covering the electricity to be sold by the plant, which had dragged on for almost three and a half years in Brazil and France.

In fact, the severity of the drought that affects the Brazilian South Region led the Ministry of Mines and Energy and the ONS – National Electric System Operator -ask ed Copel to initiate a series of precautionary measures, including a plant start-up. This plant start-up is monitored by specialists from the equipment manufacturers. This is regarded as necessary due to the lengthy period (since the beginning of 2003) during which the facility has been in hibernation. All the inspections undertaken to date show that the plant has been adequately maintained by Copel and the emergency procedure requested by the authorities should occur within the next few days.

- Workforce: COPEL closed the first half with a workforce of 7,991.

On June 30, COPEL Distribuição recorded a customer-to-employee ratio of 568 and Compagas, Elejor and UEG Araucária, all Copel subsidiaries, had 66, 4 and 5 employees, respectively.

COPEL’s workforce is distributed per business unit as follows:
COPEL Geração = 945 employees
COPEL Transmissão = 913 employees
COPEL Distribuição = 5,804 employees
COPEL Telecomunicações = 302 employees
COPEL Participações = 27 employees

- Aneel’s Consumer Satisfaction Index (IASC) 2005: Following a survey of 19,200 consumers nationwide, Aneel appointed Copel as the best of Brazil’s large-scale power utilities.

COPEL received an approval rating of 74.44 by consumers in its operating area, the highest among the big companies and in the south of Brazil, even surpassing the average satisfaction rating among US consumers, which is 73.

- COPEL’s shareholders benefited from returns of 58% in 2005: A survey by the Fundação Getúlio Vargas ranked Copel 9th among the 50 Brazilian listed companies that generated most value for their shareholders in 2005, with returns of 58%.

This survey has been undertaken for nine years and ranks companies according to an indicator called TSR (Total Shareholder Return), which measures how much value the firm has generated in terms of share appreciation and dividends paid to shareholders.

- Opening of Fundão Plant: The Fundão Plant, located on the Jordão River, in the mid-south of Paraná State, was inaugurated on June 28. The plant, which is part of the Elejor power complex, has an installed capacity of 120MW and the first 60MW began commercial operations on June 22. The remaining 60MW are scheduled for start-up in August.

- “Global Reporting Initiative” – GRI: COPEL's 2005 annual report was drawn up in line with the guidelines laid down by the GRI, which develops and disseminates global parameters for evaluating the economic, social and environmental impact of a company’s activities, products and services. COPEL received a “In accordance” rating from the organization for complying with all the requirements. Only 5 other Brazilian companies received the same rating.

- ABRADEE Award: COPEL was elected the best power distributor in the south of Brazil as well as the best company in the social responsibility category in the 2006 edition of the award, sponsored by ABRADEE – Brazilian Association of Power Distributors.

FINANCIAL AND OPERATING PERFORMANCE

Market Expansion

COPEL’s total billed power consumption came to 9,347 GWh in the 1H06, 0.6% down year-on-year.

Residential consumption, which accounts for 25.6% of COPEL’s market, grew by 2.6%, chiefly due to increased sales of home appliances fueled by the credit expansion, and the higher number of billed consumers. The upturn would have been even higher but for lower average temperatures than in the 1HO5, which acted as a brake on consumption.

Commercial consumption, which accounts for 18.3% of the market, recorded the best performance among major customer segments, moving up 4.1% year-on-year, mainly pushed by the healthy service sector performance, plus the higher number of consumers (1.8% up on the 1H05).

The 2.4% growth in rural consumption was primarily due to the prolonged drought, which demanded greater irrigation use.

Consumption by the captive industrial segment dropped 10.3% year-on-year, chiefly due to the April/05 transfer of free customers from COPEL Distribuição to Copel Geração. COPEL’s total industrial consumption, including free consumers, fell by 6.0%, due to the slowdown in agribusiness, caused by drought and the consequent harvest failure, plus the appreciation of the Real against the US Dollar, which jeopardized exports and the domestic market.

In June, COPEL had 3,297,163 customers, 74,350 more than in June/05, an increase of 2.3% .

Consumption per segment

					GWh
Segment	2Q06	1Q06	2Q05	1H 06	1H 05
Residential	1,181	1,211	1,173	2,392	2,333
Industrial (including free customers)	1,824	1,761	1,959	3,584	3,812
Commercial	819	892	823	1,712	1,644
Rural	356	386	361	742	724
Others	463	454	454	917	886
COPEL Total	4,643	4,704	4,770	9,347	9,399

COPEL Distribuição’s grid market (TUSD), comprising the captive market and all free customers within the Company’s concession area, increased by 3.0% in the 1H06.

Revenues

First-half net operating revenues totaled R$2,605.4 million, 10.6% up on the R$ 2,356.3 million recorded in the same period in 2005.

This increase was primarily due to: (i) the reduction in the discounts granted to costumers who pay their bills on time, which averaged 5% as of February/05 and 4.4% as of August/05; (ii) higher “supply” revenue, due to the cancellation of the initial contract between Copel Geração and Copel Distribuição and the consequent sale of energy from Copel Geração at the first old energy auction for the 2006-2013 period; (iii) the increase in “use of transmission plant”, due to the 9.1% adjustment ratified by Aneel Resolution 150, of July 1, 2005; and (iv) the increase in “gas sale revenue”, due to higher gas distribution to third parties..

Gross Revenue

				R$ thousand
Revenues	2Q 06	1Q 06	2Q 05	1H 06	1H 05
Residential	483,765	495,912	460,160	979,677	907,678
Industrial	436,680	408,337	401,322	845,017	758,625
Commercial	281,853	304,707	267,053	586,560	528,495
Rural	60,210	68,713	60,757	128,923	122,986
Other segments	114,632	109,943	108,174	224,575	206,061
Electricity sales to final customers	1,377,140	1,387,612	1,297,466	2,764,752	2,523,847
Electricity sales to distributors	289,094	281,687	237,070	570,781	464,720
Use of transmission plant	74,082	69,224	66,636	143,306	130,828
Telecom revenues	12,817	13,873	13,118	26,690	25,596
Piped gas distribution	55,847	49,952	44,119	105,799	84,479
Other	16,767	13,277	20,842	30,044	41,633
Total	1,825,747	1,815,625	1,679,251	3,641,372	3,271,103

Revenue Deductions

The table below shows COPEL’s operating revenue deductions:

				R$ thousand
Revenue deductions	2Q 06	1Q 06	2Q 05	1H 06	1H 05
ICMS	352,662	356,766	336,326	709,428	655,835
PASEP/COFINS	169,284	128,862	97,458	298,146	176,002
RGR	11,473	15,100	12,150	26,573	31,479
Other	512	1,292	26,305	1,804	51,448
TOTAL	533,931	502,020	472,239	1,035,951	914,764

Operating Expenses

First-half operating expenses totaled R$1,744.5 million, 14.1% less than the R$2,029.8 million recorded in the 1H05. The main variations were:

  “Energy purchased for resale” fell 12.4%, mainly due to alterations in the methodology for calculating the CVA, authorized by Aneel in Technical Note 175 of June 2006. The main amounts booked were: R$ 135.5 million from Itaipu, R$ 109.7 million from Cien, R$ 43.4 million from Itiquira and R$ 300.3 million from the energy auction. Also, R$ 58.6 million was booked as passive CVA.
  The 25.8% increase in the “use of transmission grid line” was due to the 9.1% tariff adjustment confirmed by Aneel Resolution 150, of July 1, 2005, in addition to remuneration from new transmission assets and the net effects of CVA costs amounting to R$ 58.0 million.
  “Personnel” expenses moved up by 6.2% due to the October/05 pay rise and the increase in the number of employees.
  The 24.4% upturn in the “pension plan and other benefits” line was a result of the increase in the workforce and the booking of estimated costs for 2006, according to actuarial criteria, in compliance with CVM Deliberation 371/2000.
  The balance in the “raw material and supply for electric power production” line reflected the reversal of R$ 298.1 million due to the agreement between COPEL, Petrobras and Compagas, related to natural gas for the Araucária Plant.
  The “natural gas and supply for the gas business” line refers to all the gas acquired by Compagas from Petrobras. The decline was due to the termination of the gas purchase contract for UEG Araucária.
  The increase in “third-party services” was mainly due to higher costs from mail, technical consulting and travel.
  The upturn in “depreciation and amortization” was caused by the entry of new fixed assets in use related to Elejor and UEG Araucária.
  The increase in “regulatory charges” was chiefly due to the higher amount booked under the Energy Development Account - CDE. The total amount booked in the first half comprised R$ 115.9 million under the Fuel Consumption Account – CCC; R$ 22.8 as financial compensation for the use of water resources; R$ 75.4 million under the CDE; and R$7.5 million as Aneel’s oversight fees.
  The figures under “electric efficiency and development research” obey the criteria for investments in such programs as defined in Aneel Resolution 176, of November 28, 2005.
  The “expenses recoverable” line presented growth of 71.5%, primarily due to the reclassification of the CCC Subsidy under “other operating revenues”, as determined by Aneel Resolution 473 of March 06, 2006.

  The increase in the “other operating expenses” account was mainly due to provisions for contingencies related to the Energética Rio Pedrinho (R$ 25.0 million) and the Consórcio Salto Natal Energética (R$ 23.8 million).

Breakdown of Operating Expenses

				R$ thousand
Operating Expenses	2Q06	1Q06	2Q05	1H06	1H05
Energy purchased for resale	327,611	359,555	424,802	687,166	784,619
Use of transmission grid	122,501	158,060	111,132	280,561	222,969
Personnel	139,240	130,513	117,505	269,753	254,024
Pension plans and other benefits	29,483	31,505	24,811	60,988	49,029
Material	17,228	16,078	17,149	33,306	30,724
Raw material and supply for electric	(294,839)	6,146	5,908	(288,693)	9,332
power production
Natural gas purchased for resale and
supplies for the gas business	27,608	23,681	55,079	51,289	140,720
Third-party services	51,860	51,097	51,542	102,957	93,465
Depreciation and amortization	90,257	85,437	82,386	175,694	161,546
Regulatory charges	84,458	137,182	102,802	221,640	217,949
Electric efficiency and development
research	6,370	22,627	3,116	28,997	5,382
Taxes	133	5,110	5,298	5,243	9,470
Expenses recoverable	(9,679)	(13,130)	(5,548)	(22,809)	(13,298)
Other operating expenses	117,276	21,146	30,264	138,422	63,897
Total	709,507	1,035,007	1,026,246	1,744,514	2,029,828

CVA (Deferred Regulatory Assets)

The following table shows the charges in balances from deferred tariff costs updated by the SELIC interest rate in the first half of 2006:

						R$
						thousand
Parcel A Movement	Balance	Deferral	Amort.	Monetary	Transf.	Balance
	12/31/05			updates		06/30/06

Asset

Purchased energy (Itaipu)	22,712	36,919	(29,352)	10,390	-	40,669
Transp. of purchased energy	3,227	2,687	(1,838)	642	-	4,718
Use of transmission grid charges	70,293	13,073	(77,255)	9,466	5,821	21,398
Energy Development Account – CDE	16,525	21,235	(16,804)	4,486	-	25,442
Electric Power Services Fee - ESS	10,443	6,360	(12,654)	3,534	-	7,683
Fuel Consumption Account – CCC	13,546	25,059	(5,689)	2,168	-	35,084
Proinfa	-	13,105	-	539	-	13,644
TOTAL	136,746	118,438	(143,592)	31,225	5,821	148,638

Liabilities

Energy purchased for resale
Energy	48,936	84,275	(25,700)	18,781	-	126,292
Itaipu	41,640	(22,530)	(18,991)	(119)	-	-
Use of transmission grid charges	-	(4,155)	-	633	5,821	2,299
TOTAL	90,576	57,590	(44,691)	19,295	5,821	128,591

EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$1,036.6 million in the first half, 112.4% up on the R$488.1 million posted in the same period in 2005. Excluding the agreement concerning the supply of gas to the Araucaria Thermal Power Plant effects, EBITDA for the first half of 2006 would be R$738,5 million.

Financial Result

Financial revenue moved up 179.1% over the 1H05, primarily due to the booking of R$283.2 million related to the discounts obtained in the negotiations between Copel, Petrobras and Compagas on the gas purchase agreement for UEG Araucária; increased interest from financial investments due to a higher cash position in the period; and gains from derivative operations.

Financial expenses fell by 11.6%, essentially due to the reversal of R$ 72.7 million in delinquency fines from the gas purchase contract with Compagas.

Operating Result

COPEL’s first-half operating result totaled R$ 1,212.2 million, directly influenced by the reversal of amounts related to the UEG Araucária gas contract. However, even if we ignore this effect, the period operating result was still 73.5% up year-on-year.

Non-operating Result

The 1H06 non-operating result reflected the net effect of write-offs of assets and rights registered under permanent assets and R$ 41 million in equity loss from the accrued losses recorded by UEG Araucária.

Net Income

COPEL recorded a first-half net income of R$ 740.4 million, including the net effects of the UEG Araucária gas contract (R$ 423.8 million). Excluding these effects, net income would have totaled R$ 316.6 million, 61% up on the R$196.7 million recorded in the 1H05.

BALANCE SHEET AND CAPEX

Assets

On June 30, 2006, COPEL’s total assets stood at R$ 11,072.8 million.

COPEL’s first-half capex totaled R$671.4 million, R$3.7 million of which allocated to power generation projects, R$73.8 million to transmission projects, R$144.7 million to distribution works, R$12.6 million to telecommunications and R$436.6 million spent on Araucária Thermal Plant acquisition. Elejor and Compagas, whose balance sheets are consolidated with Copel, invested R$53.2 million in generation projects, and R$6.6 million in gas pipelines, respectively.

Liabilities and Shareholders’ Equity

On June 30, 2006, COPEL’s total debt amounted to R$1,938.7 million, representing a debt/equity ratio of 31.3% . Excluding Elejor’s debt, COPEL’s debt/equity ratio would have been 26.3% .

Shareholders’ equity came to R$6,190.6 million, 16.1% more than in June/05 and equivalent to R$22.62 per thousand shares.

Debt Profile

			R$ thousand
Foreign Currency	Short Term	Long Term	Total
IDB	22,624	82,644	105,268
National Treasury	9,340	97,864	107,204
Eletrobras	7	50	57
Banco do Brasil S/A	5,028	11,702	16,730
Total Foreign Currency	36,999	192,260	229,259

Local Currency	Short Term	Long Term	Total
Eletrobras – COPEL	46,344	290,591	336,935
Eletrobras – Elejor	-	40,554	40,554
BNDES	6,392	28,817	35,209
Debentures – COPEL	756,638	266,680	1,023,318
Debentures – Elejor	15,890	256,399	272,289
Other	132	959	1,091
Total Local Currency	825,397	884,000	1,709,397

TOTAL	862,396	1,076,260	1,938,656

ADDITIONAL INFORMATION

Main operational and financial indicators

As of June 30, 2006

Generation
Number of power plants - Copel Geração:	18 (17 hydro and 1 thermal)
Number of power plants - Copel Participações:	06 (04 hydro, 1 thermal and 1 eolic)
Total installed capacity - COPEL Geração:	4,550 MW
Total installed capacity - COPEL Participações:	553 MW
Number of automated power plants - COPEL Geração:	12
Number of step-up substations - COPEL Geração:	11
Number of automated step-up substations:	10
Availability of generating units over 10 MW:	93.79%

Transmissão
Transmission lines:	7,062 km
Number of substations:	129
Number of automated substations:	129
Installed substation capacity:	15,444 MVA

Distribuição
Distribution lines:	165,576 km
Number of substations:	237
Number of automated substations:	212
Installed capacity in 13.8kV and 34.5kV substations:	1,607 MVA
Number of localities served:	1,110
Number of municipalities served:	393
Number of consumers:	3,297,163
DEC (outage duration per customer, in hours):	6.65
FEC (outage frequency per customer):	6,49 times

Telecomunicações
Optical cable – main ring:	4,540 km
Self-sustained optical cable:	4,182 km
Number of cities served:	158
Number of customers:	313

Administration
Number of employees (wholly-owned subsidiaries):	7,991
Customer per distribution employee:	568

Financial
Book value (per 1,000 shares):	R$ 22.62
EBITDA:	R$1,037 million
Liquidity (Current Ratio):	0.95

Average Tariff for Energy Purchased

			R$/MWh
	June 2006	June 2005	Change %

Auction – CCEAR 2005-2012	59.01	57.51	2.6
Auction – CCEAR 2006-2013	69.94	-	-
CIEN	70.85	88.24	(19.7)
Itaipu *	84.66	83.97	0.8
(*)Transport tariff included (Furnas)

Retail Tariffs

			R$/MWh
	June 2006	June 2005	Change %

Residential	268.33	269.81	(0.5)
Industrial	180.04	158.69	13.5
Commercial	240.32	233.71	2.8
Rural	164.10	162.33	1.1
Others	179.47	175.21	2.4
Total	214.17	204.45	4.8
ICMS not included

Energy Supply Tariff

			R$/MWh
	June 2006	June 2005	Change %

Small wholesale concessionaries	88.43	83.05	6.5
Auction – CCEAR 2005-2012	58.52	57.50	1.8
Auction - CCEAR 2006-2013	68.54	-	-

Energy Flow

GWh

Source	1H 2006
Own Generation	6,082
Purchased Energy	13,426
Itaipu	2,310
Auction – CCEAR	5,859
Cien	1,738
Itiquira	466
MRE	2,311
CCEE	3
Other	739
Total available power	19,508
State Demand	8,964
Retail	8,740
Concessionaires	224
Free Customers	607
Bilateral Agreements	2,136
Auction – CCEAR	5,545
MRE	0
CCEE	925
Losses and Differences	1,331
Basin network losses	400
Distribution losses	832
CG Contract allocation	99

CCEAR = Energy purchase agreements in the regulated market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between hired energy and energy received from CG – following the contract).
Amounts subject to changes after settlement by CCEE.

Shareholders’ Structure (in million shares)

30/06/2006

						Millions of shares

Shareholders	COMMON	%	Preferred "A"	%	Peferred "B"	%	TOTAL	%

State of Paraná	85,028	58.6	-	-	-	-	85,028	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
ELETROBRÁS	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,582	13.5	121	29.9	100,783	78.6	120,485	44.0
In Brazil	15,253	10.5	121	29.9	70,038	54.6	85,411	31.2
ADS's	4,329	3.0	-	-	30,745	24.0	35,074	12.8
Other	591	0.4	283	70.1	156	0.1	1,030	0.4

TOTAL	145,031	100.0	403	100.0	128,221	100.0	273,655	100.0

FINANCIAL STATEMENTS

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001 -20 Public Company - CVM 1431-1 www.copel.com copel@copel.com

SUMMARIZED FINANCIAL STATEMENTS

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS

	3Q2005	4Q2005	1Q2006	2Q2006	2Q2005

Current
Cash in hand	813,558	1,131,766	1,150,459	691,373	618,850
Customers and distributors	1,047,456	945,577	988,606	989,850	964,507
Allowance for doubtfull accounts	(138,238)	(79,073)	(81,978)	(112,729)	(128,200)
Third-parties services, net	5,226	7,349	8,489	9,389	3,395
Dividends receivable	2,152	3,665	2,573	1,436	2,152
Services in progress	9,748	12,132	11,625	14,716	6,863
CRC transferred to State Government	30,961	31,804	32,338	33,058	30,659
Taxes and social contributions paid in advance	82,632	131,038	103,682	148,790	96,768
Account for compensation of "Portion A"	150,134	128,187	86,018	139,427	204,621
Regulatory Assets - PASEP/COFINS	56,382	43,876	25,081	13,102	-
Bonds and linked deposits	-	43,746	44,271	21,267	35,291
Material and supplies	33,208	36,590	44,344	38,805	32,106
Other	76,796	33,587	43,858	60,508	41,211

	2,170,015	2,470,244	2,459,366	2,048,992	1,908,223

Long-term assets
Customers and distributors	99,318	104,483	99,996	104,023	105,883
CRC transferred to State Government	1,146,764	1,150,464	1,144,591	1,148,281	1,170,108
Taxes and social contributions paid in advance	563,123	526,505	523,615	472,967	539,852
Judicial Deposits	165,319	145,183	149,775	151,525	158,737
Account for compensation of "Portion A"	14,280	8,559	8,735	9,211	1,659
Regulatory Assets - PASEP/COFINS	32,680	43,608	49,173	20,361	111,925
Bonds and linked deposits	-	27,041	25,096	22,714	27,830
Intercompany receivables	204,737	35,357	35,722	36,040	34,473
Other	48,204	16,576	15,350	20,263	22,667

	2,274,425	2,057,776	2,052,053	1,985,385	2,173,134

Permanent
Investments	465,499	414,320	416,375	436,970	412,362
Property, plant and equipment	5,409,481	5,991,291	6,042,542	6,567,808	5,839,891
Deferred	205	5,375	5,314	33,665	5,309

	5,875,185	6,410,986	6,464,231	7,038,443	6,257,562

Total	10,319,625	10,939,006	10,975,650	11,072,820	10,338,919

LIABILITIES AND SHAREHOLDERS' EQUITY

	3Q2005	4Q2005	1Q2006	2Q2006	2Q2005

Current
Loans and financing	94,419	99,253	90,924	89,868	99,016
Debentures	51,500	115,703	723,043	772,528	61,055
Suppliers	1,108,984	1,162,415	1,265,631	443,722	1,061,096
Taxes and social contributions	318,013	310,942	207,193	238,726	230,177
Interest on own capital	27,047	114,467	115,429	40,429	27,050
Accrued payroll costs	93,549	108,326	109,482	93,830	81,792
Pension plan and other post-retirement benefits	123,704	132,902	126,415	128,420	127,587
Account for compensation of "Portion A"	40,686	65,664	64,020	116,889	46,871
Regulatory charges	66,382	41,280	59,429	42,666	68,731
Electric efficiency and development research	-	72,887	89,975	147,908	-
Other	22,691	34,501	34,847	37,348	19,369

	1,946,975	2,258,340	2,886,388	2,152,334	1,822,744

Long-term liabilities
Loans and financing	576,053	602,624	565,339	553,181	614,761
Debentures	958,351	1,226,525	530,252	523,079	1,142,601
Provision for contingencies	500,419	495,292	496,200	549,214	498,660
Debt with related party	-	-	-	50,333	-
Suppliers	191,492	176,609	152,251	325,393	206,372
Taxes and social contributions	94,368	37,236	38,809	42,535	61,196
Pension plan and other post-retirement benefits	508,066	486,854	486,198	476,504	514,991
Account for compensation of "Portion A"	40,874	24,912	14,548	11,702	7,647
Customers	-	-	1,465	-	-

	2,869,623	3,050,052	2,285,062	2,531,941	3,046,228

Minority interest	57,648	143,431	146,363	197,971	136,970

Shareholders' equity
Capital stock	3,480,000	3,480,000	3,480,000	3,875,000	3,480,000
Capital reserves	817,293	817,293	817,293	817,293	817,293
Income reserves	1,148,086	1,189,890	1,360,544	1,498,281	1,035,684

	5,445,379	5,487,183	5,657,837	6,190,574	5,332,977

Total	10,319,625	10,939,006	10,975,650	11,072,820	10,338,919

QUARTERLY INCOME STATEMENT

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

				Accumulated

	2Q2005	1Q2006	2Q2006	2H2006	2H2005

Operating revenues
Electricity sales to final customers	1,297,466	1,387,612	1,377,140	2,764,752	2,523,847
Electricity sales to distributors	237,070	281,687	289,094	570,781	464,720
Use of transmission plant	66,636	69,224	74,082	143,306	130,828
Telecom revenues	13,118	13,873	12,817	26,690	25,596
Piped gas distribution	44,119	49,952	55,847	105,799	84,479
Other revenues	20,842	13,277	16,767	30,044	41,633
	1,679,251	1,815,625	1,825,747	3,641,372	3,271,103

Deductions from operating revenues	(472,239)	(502,020)	(533,931)	(1,035,951)	(914,764)

Net operating revenues	1,207,012	1,313,605	1,291,816	2,605,421	2,356,339
Operating expenses
Eletricity purchased for resale	(424,802)	(359,555)	(327,611)	(687,166)	(784,619)
Charges for the use of transmission grid	(111,132)	(158,060)	(122,501)	(280,561)	(222,969)
Payroll	(117,505)	(130,513)	(139,240)	(269,753)	(254,024)
Pension plan	(24,811)	(31,505)	(29,483)	(60,988)	(49,029)
Material	(17,149)	(16,078)	(17,228)	(33,306)	(30,724)
Raw material and supplies for generation of electricity	(5,908)	(6,146)	294,839	288,693	(9,332)
Natural gas and supplies for the gas business	(55,079)	(23,681)	(27,608)	(51,289)	(140,720)
Third-party services	(51,542)	(51,097)	(51,860)	(102,957)	(93,465)
Depreciation and amortization	(82,386)	(85,437)	(90,257)	(175,694)	(161,546)
Regulatory charges	(102,802)	(137,182)	(84,458)	(221,640)	(217,949)
Electric efficiency and development research	(3,116)	(22,627)	(6,370)	(28,997)	(5,382)
Taxes	(5,298)	(5,110)	(133)	(5,243)	(9,470)
Expenses recoverable	5,548	13,130	9,679	22,809	13,298
Other	(30,264)	(21,146)	(117,276)	(138,422)	(63,897)

	(1,026,246)	(1,035,007)	(709,507)	(1,744,514)	(2,029,828)

Result of operations	180,766	278,598	582,309	860,907	326,511

Financial income (expenses)
Financial income	94,685	115,308	414,423	529,731	189,462
Financial expenses	(85,694)	(122,645)	(54,501)	(177,146)	(200,407)
	8,991	(7,337)	359,922	352,585	(10,945)

Equity investment	1,768	1,930	(3,208)	(1,278)	6,170

Operating income (expenses)	191,525	273,191	939,023	1,212,214	321,736

Non-operating income (expenses)	(1,382)	(3,652)	(41,234)	(44,886)	(5,230)

Income (loss) before income tax	190,143	269,539	897,789	1,167,328	316,506

Income tax and Social contribution
Income tax	(50,101)	(69,739)	(238,675)	(308,414)	(81,099)
Social contribution	(17,028)	(25,246)	(86,226)	(111,472)	(29,174)
	(67,129)	(94,985)	(324,901)	(419,886)	(110,273)

Net income (loss) before	123,014	174,554	572,888	747,442	206,233
Minority interest

Minority interest	(4,761)	(3,900)	(3,141)	(7,041)	(9,573)

Net income (loss)	118,253	170,654	569,747	740,401	196,660

Earning per thousand shares	0.4321	0.6236	2.0820	2.7056	0.7186

SUMMARIZED FINANCIAL STATEMENTS
as of June 30, 2006
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS	GER	TRA	DIS	TEL	PAR
					Consolidated

Current
Cash in hand	291,119	27,705	248,933	4,700	117,121
Customers and distributors, net	149,973	47,501	704,338	-	47,673
Third-parties services, net	1,744	164	17	10,164	-
Dividends receivable	-	-	-	-	1,414
Services in progress	1,984	3,310	9,192	-	231
CRC transferred to State Government	-	-	33,057	-	-
Taxes and social contributions paid in advance	32,191	11,741	158,919	2,455	8,389
Account for compensation of "Portion A"	-	-	139,427	-	-
Regulatory Assets - PASEP/COFINS	-	-	13,102	-	-
Bonds and linked deposits	4,592	-	16,489	-	186
Prepaid receivables	488	326	16,237	30	2,486
Other	9,370	5,431	35,978	1,305	5,661
Material and supplies	179	8,600	22,897	6,602	527
	491,640	104,778	1,398,586	25,256	183,688
Long-term assets
Customers and distributors	138,965	-	74,509	-	-
CRC transferred to State Government	-	-	1,148,281	-	-
Taxes and social contributions paid in advance	56,868	34,781	218,560	9,609	11,002
Judicial Deposits	7,893	16,247	64,785	385	12
Account for compensation of "Portion A"	-	-	9,211	-	-
Regulatory Assets - PASEP/COFINS	-	20,361	-	-	-
Bonds and linked deposits	-	4,741	17,973	-	-
Intercompany receivables	330,692	-	-	-	-
Prepaid receivables	3,534	-	7,477	-	431
Assets and rights for disposal	-	-	-	-	1,694
Other	936	56	5,912	-	223
	538,888	76,186	1,546,708	9,994	13,362
Permanent
Investments	4,150	2,257	419	-	425,482
Property, plant and equipment	2,874,320	1,169,386	1,143,422	181,437	1,199,243
Deferred	-	-	-	-	33,665
	2,878,470	1,171,643	1,143,841	181,437	1,658,390

Total	3,908,998	1,352,607	4,089,135	216,687	1,855,440

GER: Geração, TRA: Transmissão, DIS: Distribuição, TEL: Telecomunicação, PAR: Participações

LIABILITIES AND SHAREHOLDERS' EQUITY	GER	TRA	DIS	TEL	PAR
					Consolidated

Current
Loans and financing	49,591	15,380	18,505	-	6,392
Debentures	-	-	594,464	-	15,890
Suppliers	65,335	6,193	416,900	1,269	30,138
Taxes and social contributions	82,834	24,111	196,058	926	840
Interest on own capital	-	69,217	12	916	64,662
Accrued payroll costs	16,012	14,100	57,241	4,745	1,622
Pension plan and other post-retirement benefits	25,011	23,435	74,201	5,617	146
Account for compensation of "Portion A"	-	-	116,889	-	-
Regulatory charges	8,586	1,781	32,188	-	111
Electric efficiency and development research	23,233	8,600	115,384	-	691
Concession charges - Aneel' consent	-	-	-	-	13,520
Other	15,597	465	20,982	1,060	1,025
	286,199	163,282	1,642,824	14,533	135,037
Long-term liabilities
Loans and financing	325,342	71,660	86,808	-	69,371
Debentures	-	-	-	-	256,399
Provision for contingencies	64,307	41,977	146,727	753	3,270
Intercompany receivables	-	-	-	-	500,333
Suppliers	160,193	-	233,189	-	41,461
Taxes and social contributions	-	6,923	19,205	-	16,406
Pension plan and other post-retirement benefits	89,451	79,406	289,572	16,476	1,600
Account for compensation of "Portion A"	-	-	11,702	-	-
	639,293	199,966	787,203	17,229	888,840
Minority interest	-	-	-	-	197,971
Shareholders' equity
Capital stock	2,338,932	772,389	1,607,168	187,894	586,975
Capital reserves	-	-	-	701	-
Income reserves	129,472	151,739	-	-	74,657
Accrued (losses) income	515,102	65,231	51,940	(3,670)	(28,040)
	2,983,506	989,359	1,659,108	184,925	633,592

Total	3,908,998	1,352,607	4,089,135	216,687	1,855,440

GER: Geração, TRA: Transmissão, DIS: Distribuição, TEL: Telecomunicação, PAR: Participações

INCOME STATEMENT	GER	TRA	DIS	TEL	PAR
					Consolidated

Operating revenues
Electricity sales to final customers	70,923	-	2,694,637	-	1,122
Electricity sales to distributors	564,381	-	38,357	-	37,464
Use of transmission plant	-	212,491	73,362	-	-
Telecom revenues	-	-	-	43,073	-
Piped gas distribution	-	-	-	-	105,914
Other revenues	4,232	1,376	26,314	-	72
Deductions from operating revenues	(93,450)	(28,657)	(885,905)	(6,070)	(21,869)
Net operating revenues	546,086	185,210	1,946,765	37,003	122,703
Operating expenses
Eletricity purchased for resale	(37,114)	-	(717,930)	-	(1,543)
Charges for the use of transmission grid	(87,563)	-	(332,320)	-	(3,228)
Payroll and pension plan	(52,165)	(43,572)	(213,446)	(13,474)	(5,577)
Material	(3,868)	(2,108)	(26,359)	(731)	(238)
Raw material and supplies for generation of electricity	288,578	-	-	-	-
Natural gas and supplies for the gas business	-	-	-	-	(51,289)
Third-party services	(23,228)	(8,542)	(81,156)	(3,221)	(4,104)
Depreciation and amortization	(51,576)	(20,164)	(78,535)	(13,386)	(12,033)
Regulatory charges	(25,014)	(1,655)	(194,441)	-	(530)
Electric efficiency and development research	(6,014)	(2,067)	(20,508)	-	(408)
Taxes	(456)	(379)	(2,182)	(350)	(117)
Expenses recoverable	10,132	118	13,485	7	29
Concession charges - Aneel' consent	-	-	-	-	(7,773)
Other	(4,052)	(2,009)	(114,767)	(882)	(2,635)
	7,660	(80,378)	(1,768,159)	(32,037)	(89,446)
Result of operations	553,746	104,832	178,606	4,966	33,257
Financial income (expenses)
Financial income	343,398	3,244	149,049	191	15,773
Financial expenses	(23,453)	(2,733)	(84,533)	(411)	(14,627)
	319,945	511	64,516	(220)	1,146
Equity investment	-	-	-	-	(1,428)
Operating income (expenses)	873,691	105,343	243,122	4,746	32,975
Non-operating income (expenses)	(41)	(512)	(3,655)	(65)	(40,987)
Income (loss) before income tax	873,650	104,831	239,467	4,681	(8,012)
Income tax and Social contribution	(270,225)	(36,763)	(87,015)	(1,724)	(12,987)
Minority interest	-	-	-	-	(7,041)

Net income (loss)	603,425	68,068	152,452	2,957	(28,040)

GER: Geração, TRA: Transmissão, DIS: Distribuição, TEL: Telecomunicação, PAR: Participações

1ST HALF 2006 RESULTS
CONFERENCE CALL

Presentation:	Mr. Paulo Roberto Trompczynski, CFO and IRO
Date & Time:	Wednesday, August 16, 2006
10 am (US EST)
11 am (Brasília time)
Number:	(55-11) 2101-1490
Access Code:	Copel

Investor Relations - Copel
ri@copel.com

Phone	Fax
(5541) 3222-2027	(5541) 3331-2849

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.